EXHIBIT 99.1
Response to the requested disclosure from KRX
Regarding
POSCO’s plan for investment in Ukraine
POSCO signed a letter of intent for review the business in Ukraine, but nothing has been specifically determined yet.
When any other decision is made, we will disclose immediately.